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Exhibit 21

Subsidiaries of Cardinal Financial Corporation

Name of Subsidiary	State of Incorporation
Cardinal Bank	Virginia
George Mason Mortgage, LLC	Virginia
Excel Title Corporation	Virginia
Excel Title Company of Maryland, LLC	Maryland
Cardinal Wealth Services, Inc.	Virginia
Cardinal Statutory Trust I	Delaware

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Subsidiaries of Cardinal Financial Corporation